ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 21 March 2003

Attention: Special Counsel, Office of
International Corporate Finance

Re: Rule 12g3-2(b)
File No. 82-3399

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

Sincerely,

M.E. MASSOURAKIS
Manager

D.K. MAROULIS

Enclosure: (10)

Economic Research Division
40 Stadiou Street
GR 102 52 Athens

ATHENS 2004

 Rule 12g3-2(b)
File No. 82-3399

Press Releases of the Bank

ALPHA BANK – THE FIRST GREEK BANK TO RAISE EURO 200 MILLION IN A PREFFERED TIER 1 CAPITAL ISSUE [29/11/2002]

Alpha Bank, one of Greece's largest banks, has successfully closed a Euro 200 million perpetual non-cumulative guaranteed non-voting preferred securities (series A) issue. The issue is the first such deal by a Greek bank.

The issue was one and a half times oversubscribed and over a third of the investors were from outside Greece. This followed a successful investor roadshow in Greece, UK, Netherlands and Portugal.

The deal pays a coupon of 265 basis points above 3M Euribor and has an issue/reoffer price of par. It is callable from December 2012 onwards. If not called, the coupon will reset to 397.5 basis points above 3M Euribor. Standard and Poor's, Moody's and Fitch Ratings, the international rating agencies, have assigned Long-term ratings of 'BBB-/Baa2/BBB' respectively to the issue.

Settlement date is expected to be 5 December 2002. The joint lead managers to the issue are Credit Suisse First Boston and Morgan Stanley. Co-lead managers are NBG International, BCP Investimento, Deutsche Bank, Bank of Cyprus, Commercial Bank of Greece, Piraeus Bank, Agricultural Bank of Greece, General Bank of Greece and Omega Bank.

Commenting on the issue, Marinos Yannopoulos, Executive General Manager and Chief Financial Officer, said:

"We are delighted with the positive response from investors. The deal was oversubscribed and we also saw strong demand from international investors, which is particularly encouraging. The issue will strengthen Alpha Bank's capital base and support future growth. Greece is one of the fastest growing economies in Europe and, as the country's second largest bank with over 17 per cent of the overall banking market, we are strongly positioned."

ENDS.

Enquiries:

ALPHA BANK
Michael Massourakis, Manager Strategy, Economic Research and Investor Relations
Tel: +30 210 326 2828

Financial Dynamics
Geoffrey Pelham-Lane Tel: +44 (0) 20 7269 7194

Credit Suisse First Boston
Alejandra Limones Tel: +44 (0) 20 7888 6270

Morgan Stanley
Andrew Readinger Tel: +44 (0) 20 7677 7711

Notes to Editors:

Alpha Bank, founded in 1879, is the second largest Bank in Greece. It provides a full range of retail and commercial banking services through 470 branches.

Alpha Bank Group is also active in the international banking market, with presence in New York, London, Jersey (Channel Islands), Cyprus, Albania, Bulgaria, Romania, F.Y.R.O.M and Yugoslavia.

Alpha Bank is the Official Bank of the ATHENS 2004 Olympic Games.

Athens, November 29, 2002

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK GROUP RESULTS FOR 2002
PROFITS 172.5 MILLION - BANK'S DIVIDEND 0.40 PER SHARE [21/2/2003]

Net profit after tax and minority rights in 2002 reached 172.5 million compared with 207.7 million last year. These amounts are not comparable due to a goodwill write-off of 611.3 million from the accounting books in 2002 and the corresponding reduction of goodwill depreciation of 33.4 million. Last year's profit therefore should be adjusted upwards so as to reach 241 million. After the adjustment, the percentage change in profits is -28%.

Similarly net profit before tax and after minority rights reached 272 million in 2002 compared with adjusted profits of 377 million last year (-28%). This reduction is limited to 4% if one takes into consideration the following extraordinary circumstances, which affected the results of 2002:

- 47.7 million less in profit from financial operations
- 24.7 million less in extraordinary income
- 17.8 million more in payments to the Alpha Bank's Employees' Pension Fund

All these three factors do not affect the recurring profits of the Bank. If, therefore, proper adjustments are made, the true picture of organic profitability is deemed satisfactory.

A good evolution of revenues generated primarily from banking operations (net interest income and commissions) throughout 2002, as indicated in the quarterly results, marks the reversal of the declining trend which has continued since 2000, following the disappearance of the favourable conjunctures of profitability such as the Greek economy's convergence and the rise of the capital market. Taking into account the emphasis given on cost control, this evolution will be strengthened and will be of a more permanent nature.

The Board of Directors has decided to recommend to the General Meeting of Shareholders dividend of 0.40 per share.

ALPHA BANK RESULTS 2002

	Group		Bank	
in million (pro forma)	**2002**	**2001**	**2002**	**2001**
Net interest income	731.9	710.1	647.5	628.4
Fee and commission income	292.1	282.6	232.7	232.9
Other income	243.1	317.7	113.6	207.4
Operating expenses	603.6	570.5	522.7	498.3
Depreciation and Provisions	383.7	343.4	227.7	191.1
Net profit before taxes and after minority interests	272.0	377.2	243.6	379.5
Net profit after taxes and after minority interests	172.5	241.0	169.1	276.5

ALPHA BANK RESULTS 2002 (Quarterly)

	Group				Bank			
in million (pro forma)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Net interest income	193.9	190.1	178.8	169.1	172.3	167.3	158.3	149.6
Fee and commission income	79.1	79.0	69.9	64.1	62.5	62.0	56.0	52.2
Other income	47.3	78.8	67.7	49.3	23.6	47.6	33.0	9.5
Operating expenses	157.9	148.2	158.0	139.5	138.1	127.9	136.8	119.9
Depreciation and Provisions	103.4	97.7	91.2	91.4	62.4	60.1	54.4	50.8
Net profit before taxes and after minority interests	61.7	101.9	59.7	48.8	57.7	89.2	55.8	40.6
Net profit after taxes and after minority interests	33.2	71.5	36.3	31.5	35.9	66.3	38.7	28.2

The results

- **Operating revenue** excluding the results of financial operations, increased by 2.5% with net interest income and commission income rising despite unfavourable capital market conditions.
- **Labour costs** (staff costs excluding payments to Alpha Bank's Emlpoyees' Pension Fund) declined by 0.9% in 2002, especially due to reduction in the Bank's Personnel by 2.7% (in average).
- **Profitability indicators** were maintained at satisfactory levels. The **Margin (net interest income /**

improvement of the results. The **return on equity (ROE)** stood at 17.8%.

Assets and liabilities

- **Loans** increased by 18% in 2002 and reached 17.3 billion. More than half of our loan portfolio are loans towards small and medium sized enterprises, a fact that strengthens our position in the market.
- **Mortgages** increased by 101% in 2002, having already risen by 87% in 2001, leading to a market share of 14% from 7% two years ago. Our success derives from the trust of our clientele, the quality of our services and the transparency in transactions.
- **Consumer loans** also increased by 25% in 2002. From this year we give great emphasis on further increasing our share in the consumer loans and cards sectors, developing new relationships with department stores and other big firms, which promote interest - free instalments and launching new technologies in the cards sector, in order to have the same success as we had in mortgages.
- The **quality of our loan portfolio remains excellent** with non-performing loans (in arrears for more than 3 months) representing just 3% of total loans, a ratio which is the lowest in the Greek market. Bad loans at the end of 2002 stood at just 0.3% of total loans. This reflects the quality of our loans and the long-standing policy to write off bad loans every year.
- **Deposits and repos** reached 23 billion in 2002 having declined by 6.6% due to customer sifting in government bonds and other placements following the taxation of repos in the beginning of the year. It is to be noted that saving deposits rose by 8% in 2002. In total, customer savings exceed 30 billion including mutual funds, bond sales and customer asset under management (private banking and asset management).

Capital adequacy

The rapid increase of our financial indicators requires more and more capital. In this context in 2002 we continued drawing capital through subordinated loans and for the first time we issued Hybrid Tier II capital. As a result the capital adequacy ratio at the end of 2002, after the payment of the dividend, increased to 9.9% from 8.5% last year (compared to 8% of the minimum regulatory benchmark). The capital adequacy ratio has now reached 10.4% due to the conclusion of a subordinated loan of 100 million.

Goodwill write-off

The above mentioned write-off of 611.3 million of the goodwill in the books of the Bank which resulted from the merger with Ionian Bank and correspondingly reduced our equity position, was decided upon making use of the provisions of the law 3091/2002 which allows the netting of goodwill against taxable or non taxable reserves. Thus, the Bank's profits will no longer be affected by goodwill depreciation and there will be better comparison of our profit position with that of other international and mainly Greek banks in view as well of the introduction of International Accounting Standards as of 2004.

Cost control

In recent years, after the merger with Ionian Bank, we began a new effort to restructure. Until today, 1,630 employees have retired from the Bank, from which 633 with financial incentives. In parallel, 72 Branches have ceased to operate in areas where the operation of many Branches was not profitable, while new Branches have opened in 47 areas where we had no presence.

This intensive effort still continues. An early retirement scheme for 2003 has already been announced and 450 persons are expected to benefit from this programme with a net saving of about 15-20 million on a yearly basis. Likewise a recruitment freeze has been decided. New personnel requirements will be covered by existing staff which after further education in specialised fields will have better prospects for advancement. In this context we are currently merging Branches in 50 regions and integrating similar operations in Main Office and affiliated companies with a net saving of 15 million. *Finally we are planning* to merge within the next three years all the Branch Support Centres into two large Centres by creating specialised sections for each main product and by eliminating the exchange of paperwork. All these actions, as is natural, save space, equipment and in general infrastructure and increase productivity.

Our pricing policy

The Bank has always been first to cut rates in mortgages and in loans in general. Alpha Bank has been instrumental in helping the average Greek family to own their own house. Especially in the last seven years, the Bank has consistently passed on to its clients the benefits resulting from the convergence of the Greek economy and the favourable conditions in the capital markets. We kept our rates and charges at relatively low levels as the Bank was making profit from the bond and the stock markets. Today, the rationalisation of our pricing policy is deemed necessary.

The Bank will not hesitate, as in the past, to cut interest rates when conditions allow it. Under current conditions however, the best choice may be for a fixed rate mortgage. In any case, the recent adjustment of lending interest rates to individuals is well within the market and in many cases our rates remain lower than those of other banks. It should also be noted that the recently announced adjustments do not affect the fixed rate loans already granted. Likewise, the interest rate surcharge for mortgages of loan values in excess of the objective value of the property does not apply to existing mortgages.

Prospects

Our strategic commitment lies in profitability improvement through on the one hand expansion in higher margin areas (retail banking and small enterprises) and more rational pricing of the Bank's products and transactions, and on the other hand adoption of cost control measures (early retirement and consolidation

necessary for the return of profitability to higher levels, now that various sources of conjectural revenue increases no longer exist. In this context, the restraint of operational expenses at current levels constitutes a top priority for the Bank. More specifically, our target for 2005 is:

	2001	2002	2005
Margin	2.4%	2.5%	2.9%
Expenses / Income	59%	64%	55%
Return on assets	1.4%	1.0%	1.5%
Return on equity	27%	18%	25%
Capital adequacy ratio	8.5%	10.4%	> 9%

Athens, February 21, 2003

ASSETS and LIABILITIES *

	In EURO million		
	31/12/2002	**31/12/2001**	**CHANGE**
Assets	**28,725**	28,982	-0.9%
Loans	**17,252**	14,573	18.4%
Deposits & Repos	**23,005**	24,640	-6.6%
Shareholders' Equity	**979**	947	3.4%
Minority Interests	**322**	409	-21.3%

Results *

	In EURO million		
	2002	**2001**	**CHANGE**
Operating income	**1,262.3**	**1,280.8**	**-1.4%**
Net Interest income	731.9	710.1	3.1%
Fee and commission income	292.1	282.6	3.4%
Income from financial operations	71.7	119.4	-39.9%
Other income	166.6	168.7	-1.2%
Operating Expenses	**811.6**	**755.6**	**7.4%**
Staff costs	372.1	357.3	4.1%
of which, payments to Pension Fund	42.7	24.9	71.5%
General expenses	231.5	213.3	8.5%
Depreciation and amortisation expenses	208.0	185.0	12.4%
Provisions	**175.7**	**158.4**	**10.9%**
Extraordinary items	4.9	29.6	-83.4%
Net profit before taxes and minority interests	**279.9**	**396.4**	**-29.4%**
Taxes	**99.5**	**136.2**	**-26.9%**
Minority interests	7.9	19.2	-58.9%
Net profit	**172.5**	**241.0**	**-28.4%**
Operating income (excluding income from financial operations)	**1,190.6**	**1,161.4**	**2.5%**

RATIOS *

	2002	**2001**	
Net interest income/average assets (MARGIN)	**2.5%**	**2.4%**	
Return on equity after taxes and minoriy interests-ROE	**17.8%**	**26.4%**	
Capital Adequacy Ratio	**9.9%****	**8.5%**	

*** Pro Forma & on a consolidated basis**
**** Currently 10.4% following 100 million subordinated debt drawing**

Assets and profit before tax of Alpha Bank main subidiaries, 2002

(in million EURO)	PARTICIPATION	ASSETS		PROFIT BEFORE TAX	
		2002	2001	2002	2001
Alpha Bank Limited	100.00%	1,874.1	1,863.3	14.8	15.5
Alpha Bank London	100.00%	629.3	674.1	5.1	4.5
Alpha Leasing	76.48%	507.7	445.8	15.3	11.9
Alpha Investment	38.34%	301.4	432.0	4.4	20.9
Alpha Insurance	74.99%	350.0	290.7	1.1	3.7
Alpha Bank Romania	96.40%	417.5	314.9	6.8	8.5
ABC Factors	100.00%	330.1	308.1	7.7	4.0
Alpha Finance	100.00%	82.6	121.1	0.8	-3.7
Alpha Astika Akinita	52.86%	62.1	58.5	9.1	7.6
Alpha Bank A.D. Skopje	100.00%	37.0	41.1	2.3	2.0
Alpha Mutual Funds	100.00%	35.3	40.6	-1.0	-2.2
Alpha Asset Management	100.00%	9.9	8.2	5.2	4.0

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΝΟΕΜΒΡΙΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2002		2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		582.513		1.760.139
Χρεόγραφα και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		1.876.078		7.438.920
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	540.619		1.042.734	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.247.629	4.788.248	121.819	1.164.553
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	15.653.139		12.873.506	
- Λοιπές απαιτήσεις	22.812		19.926	
	15.675.951		12.893.432	
Μείον: Προβλέψεις	311.390	15.364.561	228.907	12.664.525
Χρεόγραφα		1.670.799		1.575.893
Συμμετοχές		1.537.939		1.368.236
Υπεραξία ενοποιήσεως (μείον αποσβέσεις)		586.252		611.300
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		75.270		60.644
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		276.078		257.014
Λοιπά στοιχεία ενεργητικού		540.923		825.914
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.298.665		27.545.080
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.654.598		48.645.271

ΠΑΘΗΤΙΚΟ

	2002		2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	2.227.587		1.652.543	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	548.408	2.775.995	372.324	2.024.867
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.107.167		14.974.690	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.874.610		7.330.960	
	20.981.777		22.305.650	
- Επιταγές και εντολές πληρωτέες	153.128	21.134.905	165.854	22.471.504
Λοιπά στοιχεία παθητικού		641.957		687.053
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	10.162		8.798	
- Λοιπές προβλέψεις	12.965	23.127	57.016	65.814
Δάνεια μειωμένης εξασφαλίσεως		600.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.354.219	2.122.681	1.280.049	2.040.842
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.298.665		27.545.080
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.654.598		48.645.271

Αθήναι, 19 Δεκεμβρίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΟΚΤΩΒΡΙΟΥ 2002

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2002		2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		672.582		1.441.073
Κρατικά και άλλα αξιόγραφα δεκτά για αναχρηματοδότηση από την Κεντρική Τράπεζα		1.900.345		7.480.293
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	649.206		1.024.282	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.099.672	4.748.878	134.535	1.158.817
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	15.147.497		12.570.757	
- Λοιπές απαιτήσεις	24.004		19.319	
	15.171.501		12.590.076	
Μείον: Προβλέψεις	311.390	14.860.111	228.907	12.361.169
Χρεόγραφα		1.795.078		1.492.011
Συμμετοχές		1.537.818		1.386.037
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		586.252		611.500
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		76.832		54.148
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		288.500		250.961
Λοιπά στοιχεία ενεργητικού		548.382		1.165.870
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		26.994.778		27.391.779
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.362.307		46.079.631

ΠΑΘΗΤΙΚΟ

	2002		2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.677.751		1.503.952	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	213.979	1.891.730	142.645	1.646.597
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.588.847		15.348.728	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.012.530		7.176.664	
	21.601.377		22.525.392	
- Επιταγές και εντολές πληρωτέες	148.456	21.749.833	160.743	22.686.135
Λοιπά στοιχεία παθητικού		607.627		682.032
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	10.162		4.154	
- Λοιπές προβλέψεις	12.965	23.127	57.019	61.173
Δάνεια μειωμένης εξασφαλίσεως		600.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.353.999	2.122.461	1.280.049	2.040.842
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		26.994.778		27.391.779
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.362.307		46.079.631

Αθήνα, 21 Νοεμβρίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

A BANK

Η ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΑΝΟΥΑΡΙΟΥ 2003
χιλιάδες Ευρώ)

		2003		2002
θέσιμα στην Κεντρική Τράπεζα		582.165		1.928.655
λα αξιόγραφα δεκτά για				
οδότηση από την Κεντρική Τράπεζα		1.394.241		6.502.827
τά πιστωτικών ιδρυμάτων:				
....	639.480		1.598.329	
από συμφωνίες επαναπώλησης				
erse repos)	4.555.686	5.195.166	64.234	1.662.563
τά πελατών:				
....	16.086.977		13.112.909	
τήσεις........................	20.276		19.078	
	16.107.253		13.131.987	
έψεις	309.000	15.798.253	228.907	12.903.080
....		1.563.456		1.612.842
....		1.621.230		1.427.835
χωνεύσεως (μείον αποσβέσεις)....		—		611.301
τοιχεία (μείον αποσβέσεις)...........		73.292		68.318
να στοιχεία (μείον αποσβέσεις) ...		264.742		259.263
α ενεργητικού		514.222		658.850
ΡΓΗΤΙΚΟΥ		27.006.767		27.635.534
ΤΑΞΕΩΣ........................		49.014.412		49.681.324

ΠΑΘΗΤΙΚΟ

		2002		2001
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις........................	1.811.837		1.816.300	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως........................	1.392.492	3.204.329	150.193	1.966.493
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	14.830.716		15.583.562	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως........................	5.549.791		6.892.091	
	20.380.507		22.475.653	
- Επιταγές και εντολές πληρωτέες...........	118.295	20.498.802	178.728	22.654.381
Λοιπά στοιχεία παθητικού........................		875.776		604.412
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.500		8.549	
- Λοιπές προβλέψεις........................	12.978	25.478	13.047	21.596
Δάνεια μειωμένης εξασφαλίσεως		800.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο........................	768.462		760.793	
Αποθεματικά........................	833.920	1.602.382	1.352.859	2.113.652
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.006.767		27.635.534
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ........................		49.014.412		49.681.324

Αθήναι, 20 Φεβρουαρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

BALANCE SHEET AS AT DECEMBER 31, 2002

(Amounts in thousands of Euro)

RECEIVED APR 04 2003

ASSETS

		2002		2001	
CASH AND BALANCES WITH THE CENTRAL BANK					
a. Cash		302.704		306.386	
b. Cheques receivable		59.497		257.889	
c. Deposits with the Bank of Greece		782.645	1.144.846	1.681.594	2.245.869
TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK					
a. Issued by the Greek State		1.968.425		7.007.578	
b. Other		221.828	2.190.253	75.268	7.082.846
LOANS AND ADVANCES TO CREDIT INSTITUTIONS					
a. Repayable on demand		8.144		10.255	
b. With agreed maturity		753.853		1.098.005	
c. Reverse repos		3.538.093	4.300.090	5.929	1.114.189
LOANS AND ADVANCES TO CUSTOMERS					
a. Maturing within one year		8.731.795		8.395.396	
b. Maturing after one year		7.028.033		4.717.470	
		15.759.828		13.112.866	
- Other receivables		22.100		52.442	
		15.781.928		13.165.308	
Less : Allowances for credit losses		315.000	15.466.928	228.907	12.936.401
SECURITIES					
Debt securities including fixed income securities:					
a. Issued by the Greek State		375.198		684.072	
b. Other		1.143.163		675.850	
		1.518.361		1.359.922	
Shares and other variable-yield securities		117.984	1.636.345	181.348	1.541.270
INVESTMENTS					
Investments in non-affiliates		137.927		14.183	
Investments in affiliates		1.479.013	1.616.940	1.437.311	1.451.494
INTANGIBLE ASSETS					
a. Goodwill	-				
Less: Amortization	-	-		611.301	
b. Formation and preliminary expenses	18.524				
Less: Amortization	13.077	5.447		5.653	
c. Other intangible assets	182.006				
Less: Amortization	114.432	67.574	73.021	62.468	679.422
TANGIBLE ASSETS					
a. Land		62.774		63.237	
b. Buildings-Buildings installation	263.681				
Less: Depreciation	138.276	125.405		111.127	
c. Furniture and fixtures	55.587				
Less: Depreciation	34.362	21.225		21.009	
d. EDP equipment	221.251				
Less: Depreciation	168.171	53.080		58.255	
e. Other tangible assets	1.385				
Less: Depreciation	775	610		758	
f. Payments in advance and tangible assets under construction		803	263.897	724	255.110
OTHER ASSETS			356.008		290.631
PREPAYMENTS AND ACCRUED INCOME					
a. Deferred charges		23.009		9.303	
b. Accrued interest:					
- State bonds	60.314				
- Other bonds	42.098				
- Loans and advances	48.927				
- Other	41.069	192.408	215.417	411.431	420.734
TOTAL ASSETS			27.263.745		28.017.966

LIABILITIES

	2002		2001	
DUE TO CREDIT INSTITUTIONS				
a. Repayable on demand	39.070		139.405	
b. Time deposits	1.662.445		1.580.149	
c. Commitments arising out of sale and repurchase agreements	1.177.665	2.879.180	104.626	1.824.180
DUE TO CUSTOMERS				
a. Deposits				
- Repayable on demand	4.042.545		4.177.063	
- Saving deposits	8.189.251		7.586.919	
- Time deposits	3.265.922		4.264.397	
	15.497.718		16.028.379	
b. Other liabilities				
- Cheques and orders payable	186.044		337.279	
- Commitments arising out of sale and repurchase agreements	5.643.601	21.327.363	6.740.568	23.106.226
OTHER LIABILITIES				
a. Dividends payable	74.069		168.461	
b. Income tax and other taxes payable	92.810		122.737	
c. Withholdings in favour of social security funds and other third parties	138.081		75.809	
d. Other	237.498	542.458	194.201	561.208
ACCRUALS AND DEFERRED INCOME				
a. Deferred income	19.432		14.650	
b. Accrued interest on time deposits	12.555		16.222	
c. Other accrued expenses of the year	54.911	86.898	85.922	116.794
PROVISIONS FOR LIABILITIES AND CHARGES				
a. Provisions for staff retirement indemnities	12.500		8.548	
b. Other	12.965	25.465	12.965	21.513
SUBORDINATED DEBTS		800.000		275.000
CAPITAL AND RESERVES				
Share capital				
- Paid-up capital (185,171,560 shares of Euro 4.15 per share)	768.462		760.793	
Share premium account	443.373		443.662	
Reserves				
a. Legal reserve	189.000		173.147	
b. Extraordinary reserve	179.000		173.147	
c. Tax-free reserves under special laws	399.169		387.634	
d. Reserves from the revaluation of securities	105.102		105.102	
Reserve from fixed assets revaluation (L. 2065/92)	-		7.381	
- Retained earnings	129.576		62.179	
Goodwill to be netted off	(611.301)	1.602.381	-	2.113.045
TOTAL LIABILITIES		27.263.745		28.017.966

OFF-BALANCE SHEET ACCOUNTS	2002		2001	
Contingent liabilities				
- From guarantees in favour of third parties		3.426.006		3.240.844
Commitments arising out of sale and repurchase agreements		6.821.266		6.845.195
Other off-Balance Sheet accounts				
a. Beneficiaries of asset items	171.524		280.655	
b. Bilateral agreements	9.756.304		10.554.661	
c. Sundry off-balance sheet accounts (guarantees, securities etc.)	20.052.967		19.292.836	
d. Mutual funds' holders	2.917.405	32.898.200	3.796.502	33.924.654
TOTAL OFF BALANCE SHEET ACCOUNTS		43.145.472		44.010.693

Notes :

1. Until 31 December 2001 the goodwill of about Euro 668 million that arose from the merger of the former Ionian Bank in 2000, was being amortized at a rate of 5% per year in accordance with International Accounting Standards. In 2002 the unamortized balance of about Euro 611 million, in view of the application of Law 3091/2002, was recorded directly to reserves in order to be netted off in the future.
2. The Bank's debt and equity securities portfolio is presented at cost, which is higher than its market value as determined in accordance with the relevant provisions of article 43 of Company Law 2190/1920 by approximately Euro 242 million. The Bank, based on recent valuations performed by foreign entities and recent transactions, considers that this difference does not exist.
3. Based on a recent actuarial study, it is estimated that an amount of about Euro 135.6 million (on an after tax basis), in addition to the Euro 42.7 million that has been charged to the current year's results, is required in order for the Bank to meet its liability to the Auxiliary Pension Fund.
4. The Bank has been audited by the tax authorities for all years up to and including 31 December 1999.
5. In 2002, the Bank's share capital increased by Euro 7,669,064.24 as a result of: a) the capitalization of the fixed asset revaluation reserve (L.2065/1992) by Euro 7,380,779.07 and b) the capitalization of a part of the share premium account by Euro 288,285.17, with a simultaneous increase in the nominal value of the shares to Euro 4.15.
6. The allowances for credit losses of Euro 315 million are considered to be adequate.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
9. The total employees of the Bank as at 31 December 2002 was 7,852, compared to 7,994 as at 31 December 2001.
10. Certain prior year balances have been re-instated to facilitate comparison with the current year.
11. The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

PROFIT AND LOSS ACCOUNT

(1.1 - 31.12.2002)

	2002		2001	
Interest income and similar income				
- Interest on fixed-income securities	235.702		521.281	
- Other interest income and similar income	1.002.353	1.238.055	1.072.230	1.593.511
Less :				
Interest expense and similar charges		590.525		964.823
		647.530		628.688
Plus :				
Dividend income				
a. Dividend income from trading portfolio	2.663		5.976	
b. Dividend income from investments in affiliates	20.475	23.138	59.002	64.978
Commissions income	255.758		259.020	
Less :				
Commissions expense	23.014	232.744	20.257	238.763
Plus :				
Net trading income		76.215		102.904
Plus :				
Other operating income		9.329		53.135
Gross operating results		988.956		1.088.468
Less :				
General administrative expenses				
a. Staff costs				
- Salaries	194.287		200.755	
- Contributions to social security funds	99.717		123.738	
- Other staff costs	23.296	317.300	24.963	349.456
b. Other administrative expenses				
- General expenses	182.309		165.082	
- Non-income taxes	23.107	205.416	29.586	194.668
Less :				
Depreciation and amortization expenses		83.605		105.366
Revaluation differences of receivables and provisions for contingent liabilities				
- General provision for credit risk	139.084		115.612	
- Provision for staff retirement indemnities	4.901		1.527	
- Other provisions	106	144.091	2.540	119.679
Total operating results		238.544		319.299
Extraordinary income		3.236		27.873
Extraordinary charges		(1.595)		(3.942)
Extraordinary profit or loss		3.406		7.299
Net profit for the year (before taxes)		**243.591**		**350.529**

Athens, February 20

THE CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

Yannis S. Costopoulos

THE EXECUTIVE DIRECTOR
AND GENERAL MANAGER

Constantine A. Kyriacopoulos

APPROPRIATION ACCOUNT

	2002		2001	
Net profit for the year		243.591		350.529
Retained earnings at 31.12.2001		62.179		42.728
Reserves taxed in prior years		-		75.313
		305.770		468.570
Less :				
Income tax and other taxes		74.448		104.400
Profit for appropriation		231.322		364.170
Appropriated as under:				
Legal reserve		15.853		22.201
Dividend for the year (185,171,560 shares of Euro 0.40 per share)		74.069		168.461
Special and extraordinary reserves:				
- Extraordinary reserve	5.853		72.207	
- Tax-free reserves under special laws	2.041	7.894	33.494	105.701
Directors' fees		360		360
Bonus to senior management		-		5.268
Extra allowance to staff due to Euro introduction		3.570		-
Retained earnings at 31.12.2002		129.576		62.179
		231.322		364.170

THE EXECUTIVE GENERAL MANAGER
AND CHIEF FINANCIAL OFFICER

Marinos S. Yannopoulos

CHIEF GROUP
FINANCIAL REPORTING

George N. Kontos

Certified Auditors' Accountants' Report
(Translated from the Greek original)

To the Shareholders of
ALPHA BANK

We have audited, the above financial statements of Alpha Bank for the year ended 31 December 2002 and the relevant notes thereon. Our audit, included the activities of the Bank's branches, and was performed in accordance with the article 37 of Codified Law 2190/1920 relating to Anonymes Eteries and included the procedures we considered appropriate taking into account the auditing standards adopted by the Institute of Certified Auditors Accountants which are consistent with the basic principles of International Standards on Auditing. The books and records maintained by the Bank were placed at our disposal and we were provided with the necessary information and explanations for the purpose of our audit. The Bank properly applied the Banking Industry Chart of Accounts. The accounting policies have been consistently applied except for the matter discussed in note 1 to the financial statements.
We verified that the Board of Directors' Report to the Annual General Meeting of the Shareholders agrees with the related financial statements. The notes to the financial statements contain the information required under paragraph 1 of article 43a of Codified Law 2190/1920.
In our opinion, the above financial statements, which are derived from the Bank's books and records, together with the notes thereon, present, after taking into account the matters discussed in notes 1 and 3 to the financial statements, the Bank's financial position as of 31 December 2002 and the results for the year then ended, in accordance with the applicable provisions and generally accepted accounting standards which have been consistently applied except for the matter previously discussed.

Athens, February 21, 2003

Anastassios G. Roussopoulos Vassilios I. Loumiotis	Marios T. Kyriacou
SOL AE Associated Certified Public Accountants SA	KPMG Kyriacou Certified Auditors AE

File No. 82-3399

CONSOLIDATED BALANCE SHEET OF THE GROUP OF COMPANIES OF THE FINANCIAL/CREDIT SECTOR AS AT DECEMBER 31, 2002

(Amounts in thousands of Euro)

ASSETS

		2002		2001	
CASH AND BALANCES WITH THE CENTRAL BANK					
a. Cash		318.203		326.605	
b. Cheques receivable		75.419		285.926	
c. Deposits with Central Banks		1.018.956	1.412.578	1.898.850	2.511.381
TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK					
a. Issued by the Greek State		1.968.425		7.007.578	
b. Other		221.828	2.190.253	75.268	7.082.846
LOANS AND ADVANCES TO CREDIT INSTITUTIONS					
a. Repayable on demand		61.063		57.972	
b. With agreed maturity		567.988		951.849	
c. Reverse repos		3.538.093	4.167.144	5.929	1.015.750
LOANS AND ADVANCES TO CUSTOMERS					
a. Maturing within one year		9.422.463		9.251.510	
b. Maturing after one year		7.829.081		5.321.887	
		17.251.544		14.573.397	
- Other receivables		107.985		148.085	
		17.359.529		14.721.482	
Less : Allowances for credit losses		369.380	16.990.149	275.941	14.445.541
SECURITIES					
Debt securities including fixed income securities:					
a. Issued by the Greek State		426.672		737.710	
b. Other		1.441.884		902.508	
		1.868.556		1.640.218	
Shares and other variable-yield securities		374.100	2.242.656	509.368	2.149.586
INVESTMENTS					
Investments in associates consolidated under the equity method		200.923		204.446	
Investments in non-consolidated companies		22.274	223.197	31.911	236.357
INTANGIBLE ASSETS					
a. Goodwill					
Less: Amortization		-		578.671	
b. Formation and preliminary expenses	37.361				
Less: Amortization	30.051	7.310		7.199	
c. Other intangible assets	224.076				
Less: Amortization	149.999	74.077	81.387	67.356	653.226
TANGIBLE ASSETS					
a. Land		138.543		119.587	
b. Buildings-Buildings installation	466.641				
Less: Depreciation	180.635	286.006		248.887	
c. Furniture and fixtures	121.894				
Less: Depreciation	65.953	55.941		46.569	
d. EDP equipment	296.836				
Less: Depreciation	214.178	82.658		89.758	
e. Other tangible assets	412.243				
Less: Depreciation	188.667	223.576		194.776	
f. Payments in advance and tangible assets under construction		23.171	809.895	31.877	731.454
OTHER ASSETS			384.570		309.642
PREPAYMENTS AND ACCRUED INCOME					
a. Deferred charges		25.561		11.128	
b. Accrued interest:					
- State bonds	60.568				
- Other bonds	45.677				
- Loans and advances	49.194				
- Other	40.859	196.298		413.255	
c. Income of the year receivable		1.471	223.330	734	425.117
TOTAL ASSETS			28.725.159		29.560.900

LIABILITIES

	2002		2001	
DUE TO CREDIT INSTITUTIONS				
a. Repayable on demand	57.884		165.682	
b. Time deposits	1.457.856		1.313.825	
c. Commitments arising out of sale and repurchase agreements	1.177.665	2.693.405	38.927	1.518.434
DUE TO CUSTOMERS				
a. Deposits				
- Repayable on demand	4.188.640		4.280.282	
- Saving deposits	8.227.122		7.634.265	
- Time deposits	5.100.559		6.129.127	
	17.516.321		18.043.674	
b. Other liabilities				
- Cheques and orders payable	186.457		338.842	
- Commitments arising out of sale and repurchase agreements	5.488.178	23.190.956	6.595.480	24.977.996
OTHER LIABILITIES				
a. Dividends payable	74.069		168.461	
b. Income tax and other taxes payable	118.711		144.909	
c. Withholdings in favour of social security funds and other third parties	140.237		77.568	
d. Other	293.317	626.334	289.218	680.156
ACCRUALS AND DEFERRED INCOME				
a. Deferred income	25.602		20.465	
b. Accrued interest on time deposits	25.614		28.546	
c. Other accrued expenses of the year	60.327	111.543	92.541	141.552
PROVISIONS FOR LIABILITIES AND CHARGES				
a. Provisions for staff retirement indemnities	24.903		18.301	
b. Other	13.135	38.038	13.103	31.404
SUBORDINATED DEBTS		582.085		275.030
HYBRID SECURITIES				
(circ. Bank of Greece no. 17/2002)		181.408		-
CAPITAL AND RESERVES				
Share capital				
- Paid-up capital	768.462		760.793	
Share premium account	443.373		443.662	
Reserves	817.268		869.508	
Reserve from fixed assets revaluation (L. 2065/92)	-		7.489	
Retained earnings	147.414		14.179	
Goodwill to be netted off	(578.671)		-	
	1.597.846		2.095.631	
Less: Consolidation differences	236.215		225.002	
Less: Treasury shares	382.554		343.327	
	979.077		1.527.302	
Minority Interests	322.313	1.301.390	409.026	1.936.328
TOTAL LIABILITIES		28.725.159		29.560.900

OFF BALANCE SHEET ACCOUNTS	2002		2001	
Contingent liabilities				
- From guarantees in favour of third parties		3.653.207		3.375.281
Commitments arising out of sale and repurchase agreements		6.665.843		6.634.407
Other off Balance Sheet accounts				
a. Beneficiaries of asset items	1.795.643		1.648.659	
b. Bilateral agreements	9.749.707		10.582.723	
c. Sundry off balance sheet accounts (guarantees, securities etc.)	20.322.153		20.195.423	
d. Mutual funds' holders	2.917.405	34.784.908	3.822.600	36.249.405
TOTAL OFF BALANCE SHEET ACCOUNTS		45.103.958		46.259.093

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E. 7. Alpha Investments A.E., 8. Alpha Finance A.X.E.P.E.Y., 9. Alpha Private Investment Services A.E., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E.P.E.Y, 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27 Alpha Commercial Real Estate A.E., 28. Alpha Group Jersey Limited. The companies No. 27 and 28 are included in the consolidation for the first time in the year 2002.
2. Until December 2001 the Goodwill of about Euro 668 million that arose from the acquisition of the former Ionian Bank in 1999 was being amortized at a rate of 5% per year, in accordance with International Accounting Standards. In 2002, the unamortized balance of about Euro 578,7 million, in view of the application of L.3091/2002 was recorded directly to reserves in order to be netted off in the future.
3. Based on a recent actuarial study, it is estimated that an amount of about Euro 135.6 million (on an after tax basis), in addition to the amount of Euro 42.7 that has been charged to the current year's results, is required, in order for the Bank to meet its liability to the Auxiliary Pension Fund.
4. The year end valuation of securities held by a subsidiary, which resulted in a revaluation loss of Euro 111 million, was recorded directly to reserves. The Group's share of this loss that would have been recorded to the consolidated income statement amounts to Euro 42 million.
5. The majority of the subsidiaries have been audited by the tax authorities for all years up to and including December 31, 1999.
6. No fixed assets have been pledged.
7. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
8. The total employees of the Group as at December 31, 2002 was 9,749, compared to 9,792 as at December 31, 2001.
9. Certain prior year balances have been re-instated to facilitate comparison with the current year.
10. The accounting policies followed by the subsidiaries of the Group in compiling their financial statements, are consistent with those followed in the prior year and they are in accordance with the relevant provisions of Company Law 2190/1920.

	2002		2001	
Interest income and similar income				
- Interest on fixed-income securities	256.191		535.425	
- Other interest income and similar income	1.130.723	1.386.914	1.218.794	1.754.219
Less :				
Interest expense and similar charges		655.041		1.044.158
		731.873		710.061
Plus : .				
Dividend income				
a. Dividend income from trading portfolio	10.262		11.726	
b. Dividend income from investments in affiliates	4.406	14.668	908	12.634
Commissions income	320.288		319.584	
Less :				
Commissions expense	28.139	292.149	36.943	282.641
Plus :				
Net trading income		71.754		119.374
Plus :				
Other operating income		156.657		189.446
Surplus value from participation in companies				
consolidated under the equity method		(4.702)		10.698
Gross operating results		1.262.399		1.324.854
Less :				
General administrative expenses				
a. Staff costs				
- Salaries	237.198		243.088	
- Contributions to social security funds	108.978		130.854	
- Other staff costs	25.932	372.108	27.329	401.271
b. Other administrative expenses				
- General expenses	204.512		180.594	
- Non-income taxes	26.989	231.501	32.764	213.358
Less :				
Depreciation and amortization expenses		208.045		218.379
Revaluation differences of receivables				
and provisions for contingent liabilities				
- General provision for credit risk	157.066		137.750	
- Provision for staff retirement				
indemnities	5.296		2.063	
- Other provisions	13.323	175.685	18.609	158.422
Total operating results		275.060		333.424
Extraordinary income		6.576		28.078
Extraordinary charges		(3.936)		(6.740)
Extraordinary profit or loss		2.215		8.330
Net profit for the year (before taxes)		279.915		363.092
Less: Income tax	99.536		126.745	
Income tax differences from prior years	-	99.536	9.477	136.222
Net profit for the year		180.379		226.870
Less: Minority income		7.892		19.201
Net profit		172.487		207.669

Athens, February 20, 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR AND GENERAL MANAGER	THE EXECUTIVE GENERAL MANAGER AND CHIEF FINANCIAL OFFICER	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Certified Auditors' Accountants' Report

(Translated from the Greek original)

To the Shareholders of "ALPHA BANK A.E."

We have audited in accordance with article 108 of Codified Law 2190/1920 relating to Anonymes Eteries the above consolidated balance sheet and income statement and the relevant notes thereon of Alpha Bank and its subsidiaries for the year ended 31 December 2002. The audit procedures we performed were those that we considered appropriate taking into account the auditing standards adopted by the Institute of Certified Auditors Accountants and we verified the contents of the consolidated of the Board of Directors report with the consolidated financial statements. The accounting policies have been consistently applied except for the matter discussed in note 2 to the financial statements.

In our opinion, after taking into account the matters discussed in notes 2,3 and 4, the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and present, based on the relevant legislation and generally accepted accounting principles which have been applied on a consistent basis except for the matter previously discussed, the financial position and result of the entities that have been consolidated as at 31 December 2002.

Athens, February 21, 2003

Anastasios G. Roussopoulos   Vassilios I. Loumiotis
SOL AE, Associated Certified Public Accountants SA

Marios T. Kyriakou
KPMG KYRIAKOU Certified Auditors A.E

File No. 82-3399

ALPHA BANK
ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΦΕΒΡΟΥΑΡΙΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.253.693		1.206.510
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		1.846.734		6.194.915
Απαιτήσεις κατά πιστωτικών ιδρυμάτων :				
- Καταθέσεις	789.555		2.069.068	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.561.925	5.351.480	16.000	2.085.068
Απαιτήσεις κατά πελατών :				
- Χορηγήσεις	16.252.570		13.300.172	
- Λοιπές απαιτήσεις	19.760		21.383	
	16.272.330		13.321.555	
Μείον : Προβλέψεις	309.000	15.963.330	228.907	13.092.648
Χρεόγραφα		1.764.263		1.715.933
Συμμετοχές		1.620.548		1.427.962
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		-		611.301
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		73.556		68.632
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		265.674		261.502
Λοιπά στοιχεία ενεργητικού		514.500		625.874
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**28.653.778**		**27.290.345**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**49.729.246**		**45.151.353**

ΠΑΘΗΤΙΚΟ

	2003		2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα :				
- Καταθέσεις	2.790.711		1.268.651	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.832.413	4.623.124	126.895	1.395.546
Υποχρεώσεις προς πελάτες :				
- Καταθέσεις	14.887.795		15.963.075	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.731.976		6.753.272	
	20.619.771		22.716.347	
- Επιταγές και εντολές πληρωτέες	141.302	20.761.073	134.377	22.850.724
Λοιπά στοιχεία παθητικού		741.721		633.863
Προβλέψεις :				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.500		8.548	
- Λοιπές προβλέψεις	12.978	25.478	12.997	21.545
Δάνεια μειωμένης εξασφαλίσεως		900.000		275.000
Ίδια κεφάλαια :				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	833.920	1.602.382	1.352.874	2.113.667
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**28.653.778**		**27.290.345**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**49.729.246**		**45.151.353**

Αθήναι, 10 Απριλίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

File No. 82-3399

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2002 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ
(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

		2002		2001	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Ταμείο		318.203		326.605	
β. Επιταγές εισπρακτέες		75.419		285.926	
γ. Διαθέσιμο στις Κεντρικές Τράπεζες		1.018.956	1.412.578	1.898.850	2.511.381
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Εκδόσεως Ελληνικού Δημοσίου		1.968.425		7.007.578	
β. Άλλων εκδοτών		221.828	2.190.253	75.268	7.082.846
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		61.063		57.972	
β. Λοιπές		567.988		951.849	
γ. Reverse repos		3.538.093	4.167.144	5.929	1.015.750
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις:					
α. Βραχυπρόθεσμες		9.422.463		9.251.510	
β. Μακροπρόθεσμες		7.829.081		5.321.887	
		17.251.544		14.573.397	
- Λοιπές απαιτήσεις		107.985		148.085	
		17.359.529		14.721.482	
Μείον: Προβλέψεις		369.380	16.990.149	275.941	14.445.541
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		426.672		737.710	
β. Άλλων εκδοτών		1.441.884		902.508	
		1.868.556		1.640.218	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		374.100	2.242.656	509.368	2.149.586
ΣΥΜΜΕΤΟΧΕΣ					
Σε επιχειρήσεις ενοποιούμενες με τη μέθοδο της καθαρής θέσεως		200.923		204.446	
Σε λοιπές επιχειρήσεις		22.274	223.197	31.911	236.357
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Υπεραξία συγχωνεύσεως					
Μείον: Αποσβέσεις				578.671	
β. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	37.361				
Μείον: Αποσβέσεις	30.051	7.310		7.199	
γ. Λοιπά άυλα πάγια στοιχεία	224.076				
Μείον: Αποσβέσεις	149.999	74.077	81.387	67.356	653.226
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		138.543		119.587	
β. Κτίρια - Εγκαταστάσεις κτιρίων	466.641				
Μείον: Αποσβέσεις	180.635	286.006		248.887	
γ. Έπιπλα και λοιπός εξοπλισμός	121.894				
Μείον: Αποσβέσεις	65.953	55.941		48.569	
δ. Ηλεκτρονικός εξοπλισμός	296.836				
Μείον: Αποσβέσεις	214.178	82.658		89.758	
ε. Λοιπά ενσώματα πάγια στοιχεία	412.243				
Μείον: Αποσβέσεις	188.667	223.576		194.776	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		23.171	809.895	31.877	731.454
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			384.570		309.642
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		25.561		11.128	
β. Δεδουλευμένοι τόκοι:					
- Ομολόγων Δημοσίου	60.568				
- Λοιπών Ομολόγων	45.677				
- Χορηγήσεων	49.194				
- Λοιποί	40.859	196.298		413.255	
γ. Έσοδα χρήσεως εισπρακτέα		1.471	223.330	734	425.117
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			28.725.159		29.560.900

ΠΑΘΗΤΙΚΟ

	2002		2001	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	57.884		165.682	
β. Προθεσμίας	1.457.856		1.313.825	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.177.665	2.693.405	38.927	1.518.434
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	4.188.640		4.280.282	
- Ταμιευτηρίου	8.227.122		7.634.265	
- Προθεσμίας	5.100.559		6.129.127	
	17.516.321		18.043.674	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	186.457		338.842	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.488.178	23.190.956	6.595.480	24.977.996
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	74.069		168.461	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	118.711		144.909	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	140.237		77.568	
δ. Λοιπές υποχρεώσεις	293.317	626.334	289.218	680.156
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	25.602		20.465	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	25.614		28.546	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	60.327	111.543	92.541	141.552
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	24.903		18.301	
β. Λοιπές προβλέψεις	13.135	38.038	13.103	31.404
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		582.085		275.030
ΥΒΡΙΔΙΚΑ ΚΕΦΑΛΑΙΑ				
(εγκύκλιος Τραπέζης της Ελλάδος αριθ. 17/2002)		181.408		-
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο	768.462		760.793	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	443.373		443.662	
Αποθεματικά	817.268		869.508	
Υπεραξία από την αναπροσαρμογή ακινήτων (Ν. 2065/92)	-		7.489	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	147.414		14.179	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(578.671)		-	
	1.597.846		2.095.631	
Μείον: Διαφορές ενοποιήσεως	236.215		225.002	
Μείον: Ίδιες μετοχές	382.554		343.327	
	979.077		1.527.302	
Αναλογία τρίτων	322.313	1.301.390	409.026	1.936.328
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.725.159		29.560.900

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ

	2002		2001	
Ενδεχόμενες υποχρεώσεις				
- Από εγγυήσεις υπέρ τρίτων		3.653.207		3.375.281
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως		6.665.843		6.634.407
Λοιποί λογαριασμοί τάξεως				
α. Δικαιούχοι αλλοτρίων περιουσιακών στοιχείων	1.795.843		1.648.659	
β. Υποχρεώσεις από αμφοτεροβαρείς συμβάσεις	9.749.707		10.582.723	
γ. Λογαριασμοί πληροφοριών (εγγυήσεις, εμπράγματες εξασφαλίσεις κ.λπ.)	20.322.153		20.195.423	
δ. Μεριδιούχοι αμοιβαίων κεφαλαίων	2.917.405	34.784.908	3.822.600	36.249.405
ΣΥΝΟΛΟ ΛΟΓΑΡΙΑΣΜΩΝ ΤΑΞΕΩΣ		45.103.958		46.259.093

Σημειώσεις:
1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται στην ενοποίηση, πέραν της "ALPHA BANK", είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λίμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Επενδύσεων A.E., 8. Alpha Finance A.X.E.Π.Ε.Υ., 9. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., 10. Alpha Συμμετοχών Ρουμανίας A.E., 11. Alpha Διαχειρίστικη Αμοιβαίων Κεφαλαίων A.E., 12. Alpha A.E. Επενδυτικών Συμμετοχών, 13. Alpha Αστικά Ακίνητα A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance US Corporation, 17. Alpha Finance Ltd Κύπρος, 18. Alpha Asset Management Α.Ε.Π.Ε.Υ., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha A.E. Συμμετοχών και Επενδύσεων, 23. ABC Factors A.E., 24. Ιονική Συμμετοχών A.E., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27. Alpha Επαγγελματικών Ακινήτων A.E., 28. Alpha Group Jersey Limited. Οι εταιρίες υπ' αριθ. 27 και 28 περιλαμβάνονται στην ενοποίηση για πρώτη φορά στη χρήση 2002. 2. Η Υπεραξία που προέκυψε στη χρήση 1999 από την αγορά της πρώην Ιονικής Τραπέζης συνολικού ποσού Ευρώ 668 εκατ. περίπου, αποσβένετο μέχρι την 31 Δεκεμβρίου 2001 με ετήσιο συντελεστή 5%, σύμφωνα με τα Διεθνή Λογιστικά Πρότυπα. Η αναπόσβεστη αξία ποσού Ευρώ 578,7 εκατ. περίπου, ενόψει και της εφαρμογής του Ν.3091/2002, μεταφέρθηκε στη χρήση 2002 απευθείας σε μείωση των Ιδίων Κεφαλαίων της Τραπέζης, προς συμψηφισμό. 3. Βάσει πρόσφατης αναλογιστικής μελέτης, και μετά την επιβάρυνση των αποτελεσμάτων της χρήσεως με το ποσό των Ευρώ 42,7 εκατ. για κάλυψη υποχρεώσεων της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του προσωπικού της, εκτιμάται ότι θα απαιτηθούν πρόσθετα Ευρώ 135,6 εκατ. περίπου (αποφορολογημένο ποσό) για την πλήρη κάλυψη των υποχρεώσεων αυτών. 4. Η διαφορά αποτιμήσεως χρεογράφων θυγατρικής εταιρίας συνολικού ποσού Ευρώ 111 εκατ. περίπου, που προέκυψε στο τέλος της χρήσεως, μεταφέρθηκε απευθείας σε μείωση των Ιδίων Κεφαλαίων της. Ποσό Ευρώ 42 εκατ. περίπου αναλογεί στα ενοποιημένα αποτελέσματα του Ομίλου. 5. Το σύνολο σχεδόν των εταιριών του Ομίλου έχει ελεγχθεί φορολογικά έως και τη χρήση 1999. 6. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 7. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου. 8. Ο αριθμός του απασχολούμενου προσωπικού την 31.12.2002 ήταν 9.749 άτομα έναντι 9.792 την 31.12.2001. 9. Ορισμένα κονδύλια του Ενοποιημένου Ισολογισμού της 31.12.2001 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια του Ενοποιημένου Ισολογισμού της 31.12.2002. 10. Οι βασικές λογιστικές αρχές που ακολούθησαν οι εταιρίες του χρηματοπιστωτικού τομέα της "ALPHA BANK" για την κατάρτιση των Οικονομικών τους Καταστάσεων είναι όμοιες με εκείνες που εφαρμόσθηκαν για τη σύνταξη των οικονομικών καταστάσεων της 31 Δεκεμβρίου 2001 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ
(1 ΙΑΝΟΥΑΡΙΟΥ 2002 - 31 ΔΕΚΕΜΒΡΙΟΥ 2002)

	2002		2001	
Τόκοι και εξομοιούμενα έσοδα				
- Τόκοι τίτλων σταθερής αποδόσεως	256.191		535.425	
- Λοιποί τόκοι και εξομοιούμενα έσοδα	1.130.723	1.386.914	1.218.794	1.754.219
Μείον:				
Τόκοι και εξομοιούμενα έξοδα		655.041		1.044.158
		731.873		710.061
Πλέον:				
Έσοδα από τίτλους				
α. Έσοδα από μετοχές και άλλους τίτλους μεταβλητής αποδόσεως	10.262		11.726	
β. Έσοδα από συμμετοχές σε συνδεδεμένες επιχειρήσεις	4.406	14.668	908	12.634
Έσοδα προμηθειών	320.288		319.584	
Μείον:				
Έξοδα προμηθειών	28.139	292.149	36.943	282.641
Πλέον:				
Αποτελέσματα χρηματοοικονομικών πράξεων		71.754		119.374
Πλέον:				
Λοιπά έσοδα εκμεταλλεύσεως		156.657		189.446
Υπεραξία χρήσεως από συμμετοχές σε επιχειρήσεις ενοποιούμενες με τη μέθοδο της καθαρής θέσεως		(4.702)		10.698
Μικτά αποτελέσματα εκμεταλλεύσεως		1.262.399		1.324.854
Μείον:				
Γενικά έξοδα διοικήσεως				
α. Δαπάνες προσωπικού				
- Μισθοί και ημερομίσθια	237.198		243.088	
- Επιβαρύνσεις από εισφορές για συντάξεις προσωπικού	108.978		130.854	
- Λοιπές επιβαρύνσεις προσωπικού	25.932	372.108	27.329	401.271
β. Άλλα έξοδα διοικήσεως				
- Γενικά έξοδα	204.512		180.594	
- Φόροι	26.989	231.501	32.764	213.358
Μείον:				
Αποσβέσεις παγίων στοιχείων		208.045		218.379
Διαφορές προσαρμογής αξίας απαιτήσεων και προβλέψεις για ενδεχόμενες υποχρεώσεις				
- Πρόβλεψη για επισφαλείς απαιτήσεις	157.066		137.750	
- Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	5.296		2.063	
- Λοιπές προβλέψεις	13.323	175.685	18.609	158.422
Ολικά αποτελέσματα εκμεταλλεύσεως		275.060		333.424
Έκτακτα έσοδα		6.578		28.078
Έκτακτα έξοδα		(3.938)		(8.740)
Έκτακτα αποτελέσματα		2.215		6.330
Καθαρά κέρδη χρήσεως (πρό φόρων)		279.915		383.092
Μείον: Φόρος εισοδήματος	99.536		126.745	
Διαφορές φορολογικού ελέγχου προηγουμένων χρήσεων	-	99.536	9.477	136.222
Καθαρά κέρδη χρήσεως		180.379		226.870
Μείον: Αναλογία κερδών τρίτων		7.892		19.201
Καθαρά κέρδη		172.487		207.669

Αθήνα, 20 Φεβρουαρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ
Προς τους κ.κ. Μετόχους της "ALPHA BANK"

Ελέγξαμε, κατά τις διατάξεις του άρθρου 108 του κωδ. Ν. 2190/1920 "περί ανωνύμων εταιριών", τον ανωτέρω ενοποιημένο Ισολογισμό και την ενοποιημένη Κατάσταση Αποτελεσμάτων, καθώς και το σχετικό Προσάρτημα της "ALPHA BANK A.E." και των θυγατρικών της για τη χρήση που έληξε την 31η Δεκεμβρίου 2002. Εφαρμόσαμε τις διαδικασίες που κρίναμε κατάλληλες για το σκοπό του ελέγχου μας, οι οποίες είναι σύμφωνες με τις αρχές και κανόνες ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών και επιβεβαιώσαμε τη συμφωνία του περιεχομένου της ενοποιημένης Εκθέσεως Διαχειρίσεως με τις ανωτέρω ενοποιημένες Οικονομικές Καταστάσεις. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την προηγούμενη χρήση, εκτός της περιπτώσεως που αναφέρεται στη σημείωση Νο 2 της Τραπέζης κάτω από τον Ισολογισμό. Κατά τη γνώμη μας, αφού ληφθούν υπόψη οι σημειώσεις Νο 2, 3 και 4 της Τραπέζης κάτω από τον Ισολογισμό, οι ενοποιημένες αυτές Οικονομικές Καταστάσεις έχουν καταρτισθεί σύμφωνα με τις διατάξεις του κωδ. Ν. 2190/1920 και απεικονίζουν, βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών και μεθόδων που εφαρμόζει η Τράπεζα και οι οποίες έχουν γίνει γενικά παραδεκτές και εκτός της περιπτώσεως που προαναφέραμε, δεν διαφέρουν από εκείνες που εφαρμόσθηκαν στην προηγούμενη χρήση, την περιουσιακή διάρθρωση τη χρηματοοικονομική θέση και τα αποτελέσματα του συνόλου των επιχειρήσεων που περιλαμβάνονται στην ενοποίηση της 31.12.2002.

Αθήνα, 21 Φεβρουαρίου 2003
ΟΙ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ ΛΟΓΙΣΤΕΣ

ΑΝΑΣΤΑΣΙΟΣ Γ. ΡΟΥΣΟΠΟΥΛΟΣ — ΒΑΣΙΛΕΙΟΣ Ι. ΛΟΥΜΙΩΤΗΣ
ΣΟΛ ΑΝΩΝΥΜΗ ΕΤΑΙΡΙΑ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ

ΜΑΡΙΟΣ Τ. ΚΥΡΙΑΚΟΥ
ΚΡΜG ΚΥΡΙΑΚΟΥ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ Α.Ε.

File No. 82-3394

ALPHA BANK

ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6068/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

		2002		2001	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Ταμείο		302.704		306.386	
β. Επιταγές εισπρακτέες		59.497		257.889	
γ. Διαθέσιμα στην Τράπεζα της Ελλάδος		782.645	1.144.846	1.681.594	2.245.869
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Εκδόσεως Ελληνικού Δημοσίου		1.968.425		7.007.578	
β. Άλλων εκδοτών		221.828	2.190.253	75.268	7.082.846
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		8.144		10.255	
β. Λοιπές		753.853		1.098.005	
γ. Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)		3.538.093	4.300.090	5.929	1.114.189
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις:					
α. Βραχυπρόθεσμες		8.731.795		8.395.396	
β. Μακροπρόθεσμες		7.028.033		4.717.470	
		15.759.828		13.112.866	
- Λοιπές απαιτήσεις		22.100		52.442	
		15.781.928		13.165.308	
Μείον: Προβλέψεις		315.000	15.466.928	228.907	12.936.401
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		375.198		684.072	
β. Άλλων εκδοτών		1.143.163		675.850	
		1.518.361		1.359.922	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		117.984	1.636.345	181.348	1.541.270
ΣΥΜΜΕΤΟΧΕΣ					
Σε μη συνδεδεμένες επιχειρήσεις		137.927		14.183	
Σε συνδεδεμένες επιχειρήσεις		1.479.013	1.616.940	1.437.311	1.451.494
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Υπεραξία συγχωνεύσεως	–				
Μείον: Αποσβέσεις	–	–		611.301	
β. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	18.524				
Μείον: Αποσβέσεις	13.077	5.447		5.653	
γ. Λοιπά άυλα πάγια στοιχεία	182.006				
Μείον: Αποσβέσεις	114.432	67.574	73.021	62.468	679.422
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		82.774		63.237	
β. Κτήρια - Εγκαταστάσεις κτηρίων	263.681				
Μείον: Αποσβέσεις	138.276	125.405		111.127	
γ. Έπιπλα και λοιπός εξοπλισμός	55.587				
Μείον: Αποσβέσεις	34.362	21.225		21.009	
δ. Ηλεκτρονικός εξοπλισμός	221.251				
Μείον: Αποσβέσεις	168.171	53.080		58.255	
ε. Λοιπά ενσώματα πάγια στοιχεία	1.385				
Μείον: Αποσβέσεις	775	610		758	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		803	283.897	724	255.110
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			358.008		290.631
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		23.009		9.303	
β. Δεδουλευμένοι τόκοι:					
- Ομολόγων Δημοσίου	60.314				
- Λοιπών Ομολόγων	42.096				
- Χορηγήσεων	48.927				
- Λοιποί	41.069	192.406	215.417	411.431	420.734
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			27.263.745		28.017.966

ΠΑΘΗΤΙΚΟ

	2002		2001	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	39.070		139.405	
β. Προθεσμίας	1.662.445		1.580.149	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.177.665	2.879.180	104.626	1.824.180
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	4.042.545		4.177.063	
- Ταμιευτηρίου	8.189.251		7.586.919	
- Προθεσμίας	3.265.922		4.264.397	
	15.497.718		16.028.379	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	186.044		337.279	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.643.601	21.327.363	6.740.568	23.106.226
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	74.069		168.461	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	92.810		122.737	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	138.081		75.809	
δ. Λοιπές υποχρεώσεις	237.498	542.458	194.201	561.208
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	19.432		14.650	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	12.555		16.222	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	54.911	86.898	85.922	116.794
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.500		8.548	
β. Λοιπές προβλέψεις	12.965	25.465	12.965	21.513
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		800.000		275.000
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο (Μετοχές 185.171.560 προς Ευρώ 4,15)	768.462		760.793	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	443.373		443.662	
Αποθεματικά				
α. Τακτικό	189.000		173.147	
β. Έκτακτο	179.000		173.147	
γ. Αποθεματικά ειδικών διατάξεων νόμων	399.169		387.634	
δ. Διαφορά αποτιμήσεως αξίας συμμετοχών	105.102		105.102	
Υπεραξία από την αναπροσαρμογή ακινήτων (Ν. 2065/92)	–		7.381	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	129.576		62.179	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(611.301)	1.602.381	–	2.113.045
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.263.745		28.017.966

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ

	2002		2001	
Ενδεχόμενες Υποχρεώσεις				
- Από εγγυήσεις υπέρ τρίτων		3.426.006		3.240.844
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως		6.821.266		6.845.195
Λοιποί λογαριασμοί τάξεως				
α. Δικαιούχοι αλλοτρίων περιουσιακών στοιχείων	171.524		280.655	
β. Υποχρεώσεις από αμφοτεροβαρείς συμβάσεις	9.756.304		10.554.661	
γ. Λογαριασμοί πληροφοριών (Εγγυήσεις, εμπράγματες εξασφαλίσεις κλπ.)	20.052.967		19.292.836	
δ. Μεριδιούχοι αμοιβαίων κεφαλαίων	2.917.405	32.898.200	3.796.502	33.924.654
ΣΥΝΟΛΟ ΛΟΓΑΡΙΑΣΜΩΝ ΤΑΞΕΩΣ		43.145.472		44.010.693

Σημειώσεις:
1. Η Υπεραξία που προέκυψε στη χρήση 2000 από την συγχώνευση με την πρώην Ιονική Τράπεζα, συνολικού ποσού Ευρώ 868 εκατ. περίπου, αποσβένετο μέχρι την 31 Δεκεμβρίου 2001 με ετήσιο συντελεστή 5%, σύμφωνα με τα Διεθνή Λογιστικά Πρότυπα. Η αναπόσβεστη αξία ποσού Ευρώ 611 εκατ. περίπου, ενόψει και της εφαρμογής του Ν.3091/2002, μεταφέρθηκε στη χρήση 2002 απ' ευθείας σε μείωση των Ιδίων Κεφαλαίων της Τραπέζης προς συμψηφισμό. 2. [illegible] ... 4. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 1999. 5. Το έτος 2002 έγινε αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά Ευρώ 7.669.064,24 που προήλθε: α) από την κεφαλαιοποίηση της υπεραξίας από την αναπροσαρμογή ακινήτων (Ν.2065/1992) Ευρώ 7.380.779,07 και β) από κεφαλαιοποίηση μέρους της διαφοράς από έκδοση μετοχών υπέρ το άρτιο Ευρώ 288.285,17 με ταυτόχρονη αύξηση της ονομαστικής αξίας της μετοχής σε Ευρώ 4,15. 6. Οι προβλέψεις για επισφαλείς απαιτήσεις ποσού Ευρώ 315 εκατ. θεωρούνται επαρκείς για την κάλυψη ενδεχομένων ζημιών. 7. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 8. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διοικητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης. 9. Ο αριθμός του απασχολούμενου προσωπικού την 31.12.2002 ήταν 7.852 άτομα, έναντι 7.994 την 31.12.2001. 10. Ορισμένα κονδύλια του Ισολογισμού της 31.12.2001 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια του Ισολογισμού της 31.12.2002. 11. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος.

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ
(1 ΙΑΝΟΥΑΡΙΟΥ 2002 - 31 ΔΕΚΕΜΒΡΙΟΥ 2002)

	2002		2001	
Τόκοι και εξομοιούμενα έσοδα				
- Τόκοι τίτλων σταθερής αποδόσεως	235.702		521.281	
- Λοιποί τόκοι και εξομοιούμενα έσοδα	1.002.353	1.238.055	1.072.230	1.593.511
Μείον:				
Τόκοι και εξομοιούμενα έξοδα		590.525		964.823
		647.530		628.688
Πλέον:				
Έσοδα από τίτλους				
- Έσοδα από μετοχές και άλλους τίτλους μεταβλητής αποδόσεως	2.663		5.976	
- Έσοδα από συμμετοχές σε συνδεδεμένες επιχειρήσεις	20.475	23.138	59.002	64.978
Έσοδα προμηθειών	255.758		259.020	
Μείον:				
Έξοδα προμηθειών	23.014	232.744	20.257	238.763
Πλέον:				
Αποτελέσματα χρηματοοικονομικών πράξεων		78.215		102.904
Πλέον:				
Λοιπά έσοδα εκμεταλλεύσεως		9.329		53.135
Συνολικά αποτελέσματα εκμεταλλεύσεως		988.956		1.088.468
Μείον:				
Γενικά έξοδα διοικήσεως				
α. Δαπάνες προσωπικού				
- Μισθοί και ημερομίσθια	194.287		200.755	
- Επιβαρύνσεις από εισφορές για συντάξεις προσωπικού	99.717		123.738	
- Λοιπές επιβαρύνσεις προσωπικού	23.296	317.300	24.963	349.456
β. Άλλα έξοδα διοικήσεως				
- Γενικά έξοδα	182.309		165.082	
- Φόροι	23.107	205.416	29.586	194.668
Μείον:				
Αποσβέσεις παγίων στοιχείων		83.605		105.366
Διαφορές προσαρμογής αξίας απαιτήσεων και προβλέψεις για ενδεχόμενες υποχρεώσεις				
Πρόβλεψη για επισφαλείς απαιτήσεις	139.084		115.612	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	4.901		1.527	
Λοιπές προβλέψεις	106	144.091	2.540	119.679
Ολικά αποτελέσματα εκμεταλλεύσεως		238.544		319.299
Έκτακτα έσοδα		3.238		27.873
Έκτακτα έξοδα		(1.596)		(3.942)
Έκτακτα αποτελέσματα		3.406		7.299
Καθαρά κέρδη χρήσεως (προ φόρου)		243.591		350.529

ΠΙΝΑΚΑΣ ΔΙΑΘΕΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

	2002		2001	
Καθαρά κέρδη χρήσεως		243.591		350.529
Υπόλοιπο αποτελεσμάτων προηγουμένων χρήσεων		62.179		42.728
Φορολογημένα αποθεματικά προηγουμένων χρήσεων προς διάθεση		–		75.313
		305.770		468.570
Μείον:				
Φόρος εισοδήματος και λοιποί φόροι		74.448		104.400
Κέρδη προς διάθεση		231.322		364.170
Η διάθεση των κερδών γίνεται ως εξής:				
Τακτικό αποθεματικό		15.833		22.201
Μέρισμα χρήσεως (Μετοχές 185.171.560 x Ευρώ 0,40)		74.069		168.461
Ειδικά και έκτακτα αποθεματικά:				
- Έκτακτο	5.853		72.207	
- Αποθεματικά ειδικών διατάξεων νόμων	2.041	7.894	33.494	105.701
Αμοιβές μελών Διοικητικού Συμβουλίου		380		380
Διανεμόμενα κέρδη στο Στελέχη		–		5.268
Έκτακτη παροχή στο προσωπικό για την εισαγωγή του Ευρώ		3.570		
Υπόλοιπο κερδών εις νέον		129.576		62.179
		231.322		364.170

Αθήνα, 20 Φεβρουαρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς τους κ.κ. Μετόχους της "ALPHA BANK"

Ελέγξαμε τις ανωτέρω Οικονομικές Καταστάσεις, καθώς και το σχετικό Προσάρτημα της Ανώνυμης Εταιρίας "ALPHA BANK" της εταιρικής χρήσεως που έληξε την 31η Δεκεμβρίου 2002. Ο έλεγχός μας, στα πλαίσια του οποίου λάβαμε και γνώση πλήρους λογιστικού απολογισμού των εργασιών των Υποκαταστημάτων της Τραπέζης, έγινε σύμφωνα με τις διατάξεις του άρθρου 37 του Κωδ. Ν. 2190/1920 "περί Ανωνύμων Εταιριών" και τις ελεγκτικές διαδικασίες, που κρίναμε κατάλληλες, με βάση τις αρχές και τους κανόνες ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών και που είναι σύμφωνοι με τις βασικές αρχές των Διεθνών Ελεγκτικών Προτύπων. Τέθηκαν στη διάθεσή μας τα βιβλία και στοιχεία που τήρησε η Τράπεζα και μας δόθηκαν οι αναγκαίες για τον έλεγχο πληροφορίες και επεξηγήσεις που ζητήσαμε. Η Τράπεζα εφάρμοσε ορθά το Κλαδικό Λογιστικό Σχέδιο. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την προηγούμενη χρήση, εκτός της περιπτώσεως που αναφέρεται στη σημείωση Νο 1 της Τραπέζης κάτω από τον Ισολογισμό. Επαληθεύσαμε τη συμφωνία του περιεχομένου της Εκθέσεως Διαχειρίσεως του Διοικητικού Συμβουλίου προς την Τακτική Γενική Συνέλευση των Μετόχων, με τις σχετικές Οικονομικές Καταστάσεις. Το Προσάρτημα περιλαμβάνει τις πληροφορίες που προβλέπονται από το άρθρο 129 του Κωδ. Ν. 2190/1920. Κατά τη γνώμη μας, οι ανωτέρω Οικονομικές Καταστάσεις, οι οποίες προκύπτουν από τα βιβλία και στοιχεία της Τραπέζης, απεικονίζουν μαζί με το Προσάρτημα και, αφού ληφθούν υπόψη οι σημειώσεις Νο 1 και 3 της Τραπέζης κάτω από τον Ισολογισμό, την περιουσιακή διάρθρωση και την οικονομική θέση της Τραπέζης κατά την 31η Δεκεμβρίου 2002, καθώς και τα αποτελέσματα της χρήσεως που έληξε αυτή την ημερομηνία, βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών, οι οποίες έχουν γίνει γενικά παραδεκτές και, εκτός της περιπτώσεως που προαναφέραμε, δεν διαφέρουν από εκείνες που η Τράπεζα εφάρμοσε στην προηγούμενη χρήση.

Αθήνα, 21 Φεβρουαρίου 2003
ΟΙ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ ΛΟΓΙΣΤΕΣ

ΑΝΑΣΤΑΣΙΟΣ Γ. ΡΟΥΣΟΠΟΥΛΟΣ	ΒΑΣΙΛΕΙΟΣ Ι. ΛΟΥΜΙΩΤΗΣ	ΜΑΡΙΟΣ Τ. ΚΥΡΙΑΚΟΥ
ΣΟΛ ΑΝΩΝΥΜΗ ΕΤΑΙΡΙΑ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ		KPMG ΚΥΡΙΑΚΟΥ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ Α.Ε.